UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DUO WORLD, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

266037 100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  / Rule 13d-1(b)

/  / Rule 13d-1(c)

/X/ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No 266037 100	13G

1	NAMES OF REPORTING PERSONS Dr. Ganga Kosala Bandara Heengama I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Voluntarily withheld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sri Lanka

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	3,840,000 (1)

	6	SHARED VOTING POWER	3,654,000 (2)

	7	SOLE DISPOSITIVE POWER	3,840,000 (1)

	8	SHARED DISPOSITIVE POWER	3,654,000 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,494,000 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 17.76 % of Common Stock (1) (2)

12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	These 3,840,000 shares of common stock are held of record by Spearfish Capital Group Limited, which company is owned 100% by Dr. Ganga Kosala Bandara Heengama, who has sole voting and dispositive power over such shares.
(2)	Includes 20,000 shares of common stock registered in the name of Yenom (Pvt.) Limited, which company is owned 50% by Dr. Ganga Kosala Bandara Heengama and 50% by Gregory Scott Newsome, who share voting and dispositive power over such shares. This total number also includes 363,400 shares of Series “A” Preferred Stock, registered in the name of Yenom (Pvt.) Limited, which shares are also beneficially owned by Dr. Ganga Kosala Bandara Heengama and Gregory Scott Newsome. Each share of Series A Preferred Stock is convertible into 10 shares of common stock. For purposes of Rule 13d-3, these 363,400 shares of Series A Preferred Stock equate to 3,634,000 shares of common stock. These 3,634,000 shares are included in both the numerator and denominator for purposes of calculating Dr. Heengama’s beneficial ownership in the Issuer’s common stock.

CUSIP No 266037 100	13G

1	NAMES OF REPORTING PERSONS Gregory Scott Newsome I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Voluntarily withheld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	-0-

	6	SHARED VOTING POWER	3,654,000 (1)

	7	SOLE DISPOSITIVE POWER	-0-

	8	SHARED DISPOSITIVE POWER	3,654,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,654,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 8.66 % of Common Stock (1)

12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 20,000 shares of common stock registered in the name of Yenom (Pvt.) Limited, which company is owned 50% by Dr. Ganga Kosala Bandara Heengama and 50% by Gregory Scott Newsome, who share voting and dispositive power over such shares. This total number also includes 363,400 shares of Series “A” Preferred Stock, registered in the name of Yenom (Pvt.) Limited, which shares are also beneficially owned by Dr. Ganga Kosala Bandara Heengama and Gregory Scott Newsome. Each share of Series A Preferred Stock is convertible into 10 shares of common stock. For purposes of Rule 13d-3, these 363,400 shares of Series A Preferred Stock equate to 3,634,000 shares of common stock. These 3,634,000 shares are included in both the numerator and denominator for purposes of calculating Mr. Newsome’s beneficial ownership in the Issuer’s common stock.

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Item 1.

(a)	Name of Issuer

Duo World, Inc.

(b)	Address of Issuer’s Principal Executive Offices

c/o Duo Software (Pvt.) Ltd., No. 403 Galle Road, Colombo 03, Sri Lanka.

Item 2.

(a)	Name of Person Filing

The Schedule 13G is being filed jointly by Dr. Ganga Kosala Bandara Heengama (“Dr. Heengama”) and Gregory Scott Newsome (“Mr. Newsome”), each a “Reporting Person” and collectively the “Reporting Persons.” The Reporting Persons are making a single joint filing pursuant to Rule13d-1(k)(1). Set forth below is information with respect to each Reporting Person.

(b)	Address of Principal Business Office or, if none, Residence

Dr. Heengama

532/3C Sirikotha Lane

Galle Road

Colombo 02, Sri Lanka

Gregory Scott Newsome

14 Cambridge Terrace

Colombo 07, Sri Lanka

(c)	Citizenship

Dr. Heengama is a citizen of Sri Lanka.

Mr. Newsome is a citizen of the United States of America

(d)	Title of Class of Securities

Common Stock, $.001 par value

(e)	CUSIP Number

266037 100

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: [Not applicable to either Reporting Person]

(a)	/ / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	/ / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

13G

(c)	/ / Insurance company as defined in section 3(a)19 of the Act (15 U.S.C. 78c).

(d)	/ / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ / An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	/ / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	/ / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)	/ / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	/ / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned.

See item 9 on Cover Page to this Schedule 13G for Dr. Heengama.

See item 9 on Cover Page to this Schedule 13G for Mr. Newsome.

(b)	Percent of class:

See item 11 on Cover Page to this Schedule 13G for Dr. Heengama. The percentages reported are based on 38,567,467 shares of Common Stock outstanding as of the date of this Schedule 13G, and take into account the conversion rights afforded to the holders of Series A Preferred Stock with each share of Series A Preferred Stock being convertible into 10 shares of common stock.

See item 11 on Cover Page to this Schedule 13G for Mr. Newsome. The percentages reported are based on 38,567,467 shares of Common Stock outstanding as of the date of this Schedule 13G, and take into account the conversion rights afforded to the holders of Series A Preferred Stock with each share of Series A Preferred Stock being convertible into 10 shares of common stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Page to this Schedule 13G for Dr. Heengama.

See item 5 on Cover Page to this Schedule 13G for Mr. Newsome.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Page to this Schedule 13G for Dr. Heengama.

See item 6 on Cover Page to this Schedule 13G for Mr. Newsome.

13G

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Page to this Schedule 13G for Dr. Heengama.

See item 7 on Cover Page to this Schedule 13G for Mr. Newsome.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Page to this Schedule 13G for Dr. Heengama.

See item 8 on Cover Page to this Schedule 13G for Mr. Newsome.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable to either Reporting Person.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable to either Reporting Person.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable to either Reporting Person.

Item 8.	Identification and Classification of Members of the Group

Not applicable as the Reporting Persons are not members of a group, but are simply making a joint filing on Schedule 13G.

Item 9.	Notice of Dissolution of Group

Not applicable as there is no group involved.

Item 10.	Certification

Not applicable to either Reporting Person.

Special Note:

Please direct any questions you may have about this filing to our special counsel, David E. Wise, Esq., WiseLaw, P.C., 9901 IH-10 West, Suite 800, San Antonio, Texas 78230. Tel.: (210) 558-2858.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2017

/s/ Dr. Ganga Kosala Bandara Heengama
Signature

Dr. Ganga Kosala Bandara Heengama
Name

An Individual

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2017

/s/ Gregory Scott Newsome
Signature

Mr. Gregory Scott Newsome
Name

An Individual